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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*


                        XM Satellite Radio Holdings Inc.
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   983759 10 1
                                 (CUSIP Number)

              David H. Engvall, Vice President and General Counsel
              ----------------------------------------------------
                               Motient Corporation
                           10802 Parkridge Boulevard
                                Reston, VA 20191
                                  703-758-6000
        ----------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                July 16, 2001
                                ----------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13(d)-1(f) or 240.13d-1(g), check the following box |_|.

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                  SCHEDULE 13D

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CUSIP No.  983759 10 1                              13D Amendment No. 7 - Page 2
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



1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Motient Corporation
           93-0976127
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a)|_|
                                                                         (b)|_|
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3          SEC USE ONLY
--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*           WC, OO
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)   |_|

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------

                           7            SOLE VOTING POWER:       14,757,262
        NUMBER OF
          SHARES        --------------------------------------------------------
       BENEFICIALLY
         OWNED BY          8            SHARED VOTING POWER:              0
           EACH
        REPORTING       --------------------------------------------------------
          PERSON
           WITH            9            SOLE DISPOSITIVE POWER:  14,757,262

                        --------------------------------------------------------

                          10            SHARED DISPOSITIVE POWER:         0
                        --------------------------------------------------------
11
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          14,757,262
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          25.3%
--------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*
          CO
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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CUSIP No.  983759 10 1                              13D Amendment No. 7 - Page 3
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                             AMENDED SCHEDULE 13D(1)


Item 4.           Purpose of Transaction

         Item 4 is amended and restated in its entirety as follows:



         Motient purchased 200,000 shares of Class A Stock (the "Offering Shares") in the Offering in order to demonstrate its commitment to the Issuer's long-term business plans and objectives, and because Motient concluded that the initial public offering price of the Offering represented an attractive opportunity to increase its equity position in the Issuer. Motient also noted that several of the other significant equity stakeholders in the Issuer elected to similarly participate in the Offering.

         The shares of Class B Stock owned by Motient (or, in the case of shares of Class A Stock other than the Offering Shares, the Class B Stock from which such other shares of Class A Stock were converted) were acquired for various consideration, over a period of several years, prior to the consummation of the Offering, and prior to the Issuer becoming subject to Section 12(g) of the Exchange Act. These transactions are described in detail in Item 3 above. Motient was the initial, sole stockholder of the Issuer. The subsequent changes in Motient's ownership interest in the Issuer, prior to the Offering, were effected to maximize the potential future value to Motient and its stockholders of its interest in the Issuer.

         Certain of Motient's rights with respect to the Issuer are governed by a shareholders' agreement by and among the Issuer, Motient, and certain other significant shareholders of the Issuer (the "Shareholders' Agreement"). Pursuant to the Shareholders' Agreement, Motient currently has three representatives on the Board of Directors of the Issuer. In addition, two independent members of the Board of Directors of the Issuer must be approved by Motient and the other parties to the Shareholders' Agreement. Certain other material provisions of the Shareholders' Agreement are described in more detail in Item 6 below.

         There are certain restrictions on Motient's ability to sell or otherwise transfer the Securities. Under the Shareholders' Agreement, shares of Class B Stock are transferable only upon conversion into shares of Class A Stock.

     The Securities are also subject to certain pledge agreements and related contingencies. Motient has granted a first priority lien on all of the 852,243 shares of Class A Stock and 2,147,757 shares of the Class B Stock owned by it to Rare Medium Group, Inc. ("RMG"), to secure Motient's obligations to RMG under a $25 million note (the "First RMG Note") issued by Motient to RMG on April 3, 2001. Motient has also granted a first priority lien on 2,000,000 additional shares of Class B Stock owned by it to RMG to secure Motient's obligations to RMG under a $25 million note issued by Motient to RMG on July 16, 2001 (the "Second RMG Note," and collectively with the First RMG Note, the "RMG Notes.") The RMG Notes are payable in cash or shares of Class A Stock owned by Motient, and are also exchangeable at the option of RMG into shares of Class A Stock owned by Motient.

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CUSIP No.  983759 10 1                              13D Amendment No. 7 - Page 4
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     Motient has granted a second  priority lien on all of the shares of Class A
Stock and Class B Stock pledged to RMG as described above, to its bank lenders, and has also granted a third priority lien on all of such shares to Hughes Electronics Corporation, Singapore Telecommunications, Ltd., and Baron Capital Partners, L.P. (the "Bank Guarantors"), who are guarantors of Motient's term and revolving loan facilities. These liens will be released by the banks and Bank Guarantors upon any transfer of the shares to RMG in connection with a payment of principal under, or upon an exchange of, the RMG Notes in accordance with their terms.

         Motient has also granted a first priority lien on all of the remaining 9,757,262 shares of Class B Stock owned by it to its bank lenders. These liens, and the liens described above granted to the banks, secure Motient's obligations under its term loan facility and revolving credit agreement. Motient has also granted a second priority lien on all of the remaining 9,757,262 shares of Class B Stock owned by it to the Bank Guarantors. These liens, and the liens described above granted to the Bank Guarantors, secure Motient's obligations under an agreement that requires Motient to reimburse the Bank Guarantors in the event the Bank Guarantors are required to make any payment under the bank facility guarantees.

     The bank lenders and Bank Guarantors have agreed to release the liens they hold on up to 1,000,000 of the 9,757,262 shares of Class B Stock described above, in the event Motient wishes to sell such shares. Motient may determine to sell such shares at any time in the future, depending, in part, on the factors described in the following paragraph. The ability of Motient to sell any other shares of Class B Stock owned by it is limited by certain covenants relating to sales of assets contained in its term loan and revolving credit agreements, as well as in the purchase agreement with RMG relating to the RMG Notes, and in the merger agreement with RMG described below.

         Except as described above in this Item 4 and below in Item 6, Motient does not have any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Notwithstanding the foregoing, and subject to the restrictions under the Shareholders' Agreement, Motient may determine to change its investment intent with respect to the Issuer at any time in the future. Motient intends to vote its shares as it deems appropriate from time to time. In determining from time to time whether to sell its shares of the Issuer's Class A Stock (and in what amounts) or to retain such shares, Motient will take into consideration such factors as it deems relevant, including the business and prospects of the

--------
(1) Amending the Amended and Restated Schedule 13D dated May 14, 2001.

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CUSIP No.  983759 10 1                              13D Amendment No. 7 - Page 5
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Issuer,  anticipated  future  developments  concerning the Issuer,  existing and
anticipated   market   conditions  from  time  to  time,   Motient's   liquidity
requirements,   general  economic  conditions,  regulatory  matters,  and  other opportunities available to Motient. Motient reserves the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of its holdings of securities of the Issuer or to change its intention with respect to any or all of the matters referred to in this Item 4.

         To the best knowledge of Motient, all shares identified in Item 5 below as beneficially owned by persons listed in Annex A were acquired by such persons for investment purposes. Such persons may buy or sell shares of Class A Stock in the future as they deem appropriate, but, to the best knowledge of Motient, and except as otherwise indicated herein, such persons have no present plan or proposal that relates to or would result in the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D.

     On May 14, 2001, Motient signed a definitive merger agreement with RMG through which Motient proposes to acquire 100% of the ownership of RMG. If the merger transaction is completed, Motient will transfer 9 million shares of Class A Stock to the holders of all outstanding shares of preferred stock of RMG, which are held by affiliates of Apollo Management, L.P. (collectively, "Apollo")

     In connection with the merger transaction, Motient has agreed to use its best efforts to cause the Shareholders' Agreement to be amended to facilitate additional transfers of such shares by Apollo. Motient has also agreed to take steps to transfer certain of its registration rights with respect to the 9 million shares of Class A Stock to Apollo.

     If the sum of the value of the 9 million shares of Class A Stock to be transferred by Motient plus the $13 million described in the next paragraph is less than $115 million, Motient will issue a three-year promissory note to Apollo in the amount of any deficiency, which note will be secured by a second lien on the assets securing Motient's guaranteed bank debt, which includes shares of Class A Stock beneficially owned by Motient. The principal amount of this note will be subject to a downward adjustment on September 30, 2001, based on the then-current market value of XM Radio stock.

     In addition, at the closing Motient will use cash on the books of RMG to repay approximately $34 million of Motient's bank debt. In connection with this, Apollo will replace Baron Capital Partners L.P. ("Baron") and Singapore
Telecommunications Ltd. ("Singapore Telecom") as guarantors under Motient's revolving credit facility, and Apollo will receive cash in an amount equal to the remaining portions of the revolver that are attributable to the Baron and Singapore Telecom guaranteed tranches, expected to be approximately $16 million. Upon closing of these transactions as currently contemplated, all of the first priority liens on the shares of Class A Stock currently held by the lenders under Motient's term loan agreement would be released upon the repayment in full of such facility, and the second priority liens on such shares currently held by the guarantors of the term loan and revolver facilities will become first priority liens. Further, the guarantors have required as a condition to the merger transaction that Motient sell one million shares of Common Stock to be used as a 100% reduction in the bank debt by September 30, 2001. Hughes Electronics has the right to defer the sale of these shares beyond September 30, 2001.

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CUSIP No.  983759 10 1                              13D Amendment No. 7 - Page 6
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     As of April 30, 2001, RMG had approximately $100 million of cash on its books. Upon closing of the transaction, the RMG Notes would be cancelled and any shares of Class A Stock used to secure such notes would be released by RMG and returned to the bank guarantor collateral pool.

     The closing of the merger transaction is subject to customary closing conditions, including receipt of all required regulatory approvals, including under the Hart-Scott-Rodino Antitrust Improvements Act, as well as approval by the common stockholders of both Motient and RMG.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer


         Item 6 is amended and restated in its entirety as follows:


Shareholders' Agreement

     Set forth below is a description of certain material provisions of the Shareholders' Agreement:

     Governance Provisions. In connection with the FCC's approval on December 21, 2000 of the transfer of control of the Issuer from Motient to a diffuse group of shareholders, the Issuer's board of directors currently consists of ten members, one of whom will be selected by Telcom, one of whom will be selected by General Motors or DIRECTV, one of whom will be selected by Clear Channel, one of whom will be selected by AEA Investors, three of whom will be selected by Motient, two independent directors of recognized industry experience and stature whose nominations must be approved by Motient and the other parties to the Shareholders' Agreement, and one of whom will be the Issuer's President and Chief Executive Officer. The foregoing board rights are subject to the parties to the Shareholders' Agreement maintaining their original investment or certain minimum share percentages in the Issuer.

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CUSIP No.  983759 10 1                              13D Amendment No. 7 - Page 7
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     Conversion  of Class B Stock to Class A Stock.  The Class B Stock  owned by
Motient is convertible into Class A Stock, on a one-for-one basis, at any time at Motient's discretion. In addition, under the Shareholders' Agreement, the holders of a majority of the outstanding shares of Class A Stock, which must include at least 20% of the public holders of the Class A Stock, may require conversion by Motient.

     Non-Competition. Motient has agreed not to compete with the Issuer in the satellite radio business in the United States for so long as Motient holds 5% of the Issuer's common stock and for a period of three years following any transfer which results in Motient owning less than 5% of the Issuer's common stock.

     Restrictions on Transfer of Securities. As described in Item 4 above, shares of Class B Stock are transferable only upon conversion into shares of Class A Stock.

Registration Rights Agreement

     In addition to the contracts and agreements described above and in Item 4 above, Motient has certain registration rights with respect to the Securities, pursuant to an amended and restated registration rights agreement, dated as of August 8, 2000 (the "Registration Rights Agreement"), by and among the Issuer, Motient and certain other stockholders named therein. Commencing July 7, 2000, certain stockholders that are party to the Registration Rights Agreement are entitled to demand registration with respect to their Class A Stock, including shares issuable upon conversion of other securities. These rights are subject to the Issuer's right to defer the timing of a demand registration and an underwriters' right to cut back shares in an underwritten offering. In addition to these demand rights, following the Issuer's commencement of commercial operation, parties to the Registration Rights Agreement holding, in the aggregate, the shares of Class A Stock having a fair market value of not less than $25,000,000, may request the Issuer to file a registration statement pursuant to Rule 415. The Series C investors also have a right to demand registration upon a change of control of the Company. Parties to the Registration Rights Agreement also have rights to include their Class A Stock in registered offerings initiated by the Issuer, other than an offering for high yield debt.

Note Purchase Agreement with Rare Medium Group, Inc.

     As described above in Item 4, on April 3, 2001 Motient issued the First RMG Note to RMG, pursuant to a Note Purchase Agreement between Motient and RMG dated as of April 2, 2001 (the "RMG Note Agreement"). On July 16, 2001, Motient issued the Second RMG Note to RMG. The RMG Notes are payable in cash or shares of Class A Stock owned by Motient, and are also exchangeable at the option of RMG into shares of Class A Stock owned by Motient. The First RMG Note is secured by a first priority lien on all of the 852,243 shares of Class A Stock and 2,147,757 shares of the Class B Stock owned by Motient. The Second RMG Note is secured by a first priority lien on 2,000,000 additional shares of Class B Stock owned by Motient. For further details regarding the liens granted with respect to such shares, please see the discussion under Item 4 above.

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CUSIP No.  983759 10 1                              13D Amendment No. 7 - Page 8
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     Because the terms of the RMG Notes  provide that they may be paid in shares of Class A Stock, or may be exchanged by RMG for shares of Class A Stock, and because the number of shares of Class A Stock to be delivered may depend on the then-current market value of the Class A Stock, it is possible that Motient could deliver more shares of Class A Stock to RMG than the 5,000,000 shares pledged to RMG to secure Motient's obligations under the RMG Notes, as described in Item 4 above. The delivery of more than 5,000,000 shares would, however, be subject to the release of liens on such shares currently held by Motient's bank lenders and bank facility guarantors.

     The RMG Note Agreement contains a covenant relating to sales of assets by Motient which limits the ability of Motient to sell shares of Class B Stock owned by it.

     Motient also agreed in the RMG Note Agreement that if it makes an offering involving its equity or derivative securities (including securities of Motient or the Issuer) while the RMG Notes remain outstanding, RMG will have a right of first refusal to participate in such offering.

     In connection with the RMG Note Agreement, Motient transferred its piggyback and shelf registration rights associated with the shares of Class A Stock that may be delivered to RMG under the terms of the RMG Notes. In addition, if RMG receives at least 3 million of such shares upon prepayment, exercise of its exchange rights or otherwise pursuant to the RMG Notes, and there is not in effect on the 180th day following delivery of such shares an effective registration statement permitting RMG to resell such shares, then Motient will transfer to RMG one of its "demand" registration rights under the Registration Rights Agreement described above. Motient also agreed not to transfer, encumber or exercise such demand registration right prior to the earlier of (x) the transfer to RMG of such demand registration rights or (y) such time that all obligations in respect of the RMG Notes shall have been satisfied in full and less than 3 million shares of Class A Stock shall have been delivered in connection therewith.

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CUSIP No.  983759 10 1                              13D Amendment No. 7 - Page 8
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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



                                            MOTIENT CORPORATION



                                            By: /s/David H. Engvall
                                                --------------------------------
                                            Name:  David H. Engvall
                                            Title: Vice President and
                                                   General Counsel

Date:    July 20, 2001